

Mail Stop 4561

May 15, 2017

David A. Moylan
Chief Executive Officer
Dataram Corporation
777 Alexander Road, Ste. 100
Princeton, NJ 08540

> **Re:** **Dataram Corporation**
> **Registration Statement on Form S-3**
> **Filed May 10, 2017**
> **File No. 333-217860**

Dear Mr. Moylan:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or me at (202) 551-3453 with any questions.

Sincerely,

/s/ Jan Woo

Jan Woo
Legal Branch Chief
Office of Information Technologies
and Services

cc: Harvey Kesner, Esq.
Sichenzia Ross Ference Kesner LLP